[Fiserv Letterhead]

December 13, 2007

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: Jay E. Ingram

Re:	Fiserv, Inc.

Definitive 14A

Filed April 11, 2007

File No. 000-14948

Dear Mr. Ingram:

The Staff provided comments by letter dated August 21, 2007 regarding our definitive proxy statement for our 2007 annual meeting of shareholders filed April 11, 2007. We responded to the original comment letter and received your response thereto dated November 29, 2007. For the Staff’s convenience in reviewing our response, your comment has been set forth below.

Compensation Discussion and Analysis; General

1.	Refer to comment 1 of our letter dated August 21, 2007. Please provide a more detailed analysis justifying the omission of disclosure relating to group operating results. The criterion for apply the (b)(4) exemption is a reasonable showing that disclosure would cause substantial competitive harm. Such a showing is not satisfied by general statements that some harm will occur, such as that made at the top of page 4 of your response.

General

In your letter dated August 21, 2007, you asked us to identify in future proxy statements, among other matters, the financial performance criteria and goals applicable to our incentive programs. We explained that the Company effectively has two groups of executive officers:

•

one group comprised of executive officers who have company-wide responsibilities, such as Mr. Yabuki, Mr. Balthasar and Mr. Hirsch, as to which company-wide publicly-disclosed performance factors – earnings per share and revenue – are used to determine incentive compensation; and

•

another group, comprised of, among others, leaders of operating groups, such as Mr. Neill, as to which non-publicly-disclosed performance factors – group net operating profit growth, group internal revenue growth, achievement of group objectives, results of client satisfaction surveys, attainment of group sales quotas, earnings per share and profitability of businesses within each operating group – are used to determine incentive compensation.

With respect to the first group of executive officers, we determined that the disclosure of performance goals (from threshold to maximum) and the actual and potential awards that correspond to such performance goals was appropriate in light of the fact that the financial measures used to determine the incentive compensation are publicly disclosed by the Company.

Disclosure of Group Performance Factors

We recognize the importance of providing performance-related information to our shareholders. However, we are careful not to provide the marketplace with information that may put us at a competitive disadvantage. In an effort to balance these interests, we identified in our proxy statement:

•

the specific criteria considered together with the relative weight such criteria received (group net operating profit growth (50%), group internal revenue growth (20%), achievement of group objectives (10%), results of client satisfaction survey (5%), group sales quota attainment (5%), earnings per share (5%), and profitability of the business units within each group (5%));

•	the range of the cash incentive award (as a percentage of executive’s annual base salary);

•	the target cash incentive award (as a percentage of executive’s annual base salary); and

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an indication of the level of performance required to earn the target award (assuming a specified percentage increase in net operating profit and internal revenue growth and satisfaction of the other performance goals).

On the basis of the information we provided, we believe that shareholders could determine, based on the actual award made to an executive officer, the relative level of performance of that officer without indicating to our competitors and others a particular strength or weakness of an operating group or executive officer. We concluded that we were not required to disclose the specific quantitative amounts because such information constitutes confidential commercial or financial information, the disclosure of which would result in competitive harm to us.

Disclosure of Confidential Commercial or Financial Information

Group net operating profit growth; group internal revenue growth

The Company currently reports its financial results in accordance with GAAP and SEC regulations according to the segments in which it operates. Disclosure of these additional financial metrics at a level below segment reporting will provide competitors and others with valuable information about a particular group’s operations and performance, which the Company’s competitors may use to denigrate a particular business (if the results are not favorable) or to determine markets where the Company is thriving (if the results are more than favorable), which may provide existing competitors with an incentive to devote additional resources to such businesses or new competitors to enter such businesses. At present, competitors of the Company may generally know, as a result of our management discussion and analysis, how the Company or one of its segments is performing. However, including group operating information would provide our competitors with additional, more detailed information to use to compete against us.

We also believe that providing this information to our competitors, clients and potential clients gives them, at a minimum, more insight into our internal growth objectives and strategies, which may limit or eliminate any competitive advantage of our strategic initiatives, and margins and performance, which enables them to better estimate our product and service pricing and profitability models. We believe that this would result in increased competition from existing and potential competitors and increased difficulty negotiating new agreements with clients on favorable terms.

Achievement of group objectives established at the beginning of the year

These objectives vary widely and the achievement of any particular goal is subjective. For example, the objectives may relate to the strategic realignment or reorganization of products or services or the professional development of an executive officer. The disclosure of strategic initiatives in a proxy statement could significantly harm the Company because it could provide competitors with information about the Company’s market strategy and/or information about an officer’s managerial strengths or weaknesses. Annual objectives may also be components of larger or in-progress strategic initiatives, and disclosure of such objectives in a proxy statement could prematurely reveal key competitive information to our competitors. They may also involve matters relating to Fiserv’s employee base. Premature disclosure of this type of information could have a material and adverse impact on our work force.

We believe that it is important for our management and compensation committee to be able to be candid with our executive officers. If we are required to disclose these types of objectives, it may limit our ability to attract and retain qualified executive officers because they may not want to have certain non-material, qualitative aspects of their performance held out for scrutiny, we may not be able to develop our executive officers in the manner we desire because we may refrain from using certain criteria to judge them in order to preserve their privacy, and we must keep our strategic initiatives and plans confidential because competitors may use them to our detriment.

Results of client satisfaction survey; sales quota attainment; and profitability businesses within group

The disclosure of each of these objectives could cause substantial competitive harm to the Company, and each of these objectives constitutes a minor portion of the cash incentive compensation calculation. For example, if the client satisfaction results are disclosed, current and, importantly, potential clients of not only the relevant group but of the Company generally may take what is designed to be a compensatory metric out of context and, on that basis, look to a competitor to provide a particular product or service. Even if a particular executive officer overachieves in this category every year, a competitor could misuse the information provided to show that the highest level is not being achieved, or that the highest level is not, in his or her estimation, appropriate, and this could be used to compete against us even though we believe that it is important to consider what our clients think about our performance.

The profitability of businesses within the group factor looks at how many businesses within a particular group achieved their adjusted net operating profit goals in the year. The consideration here is similar to the consideration stated for group net operating profit and internal revenue growth above. For example, if only a few of the businesses met their adjusted net operating profit goals but group net operating profit growth soared, competitors would have a particular insight into how the group operated. Likewise, if group net operating growth grew only slightly and all businesses met their net operating profit goals, competitors would have a different insight into the group. As a result, if the specific criteria and results with respect thereto are identified, competitors of the Company will have additional information about the Company and its operations, which information they may use to compete against us.

Each year, each group has an aggregate sales quota, and the group’s achievement of that quota is the basis for this aspect of determining incentive compensation. Consistent with the foregoing discussion of nearly every other component, disclosure of this fact will allow competitors to identify better where the Company is thriving (or not) and where it is devoting its resources, which could reveal the Company’s strategic focus and performance.

Conclusion

We believe that what is important to shareholders is that these criteria are being considered, the relative weight that they have, and the range of compensation, all of which we have disclosed in our proxy statement. However, we believe that the disclosure of additional, detailed financial information and metrics will provide competitors with additional information that they may use to compete with us with respect to pricing and product development and in the sales process. Furthermore, our clients may use such information to our detriment in the process of negotiating contracts with us.

Because public disclosure of group operating results would cause substantial harm to our competitive and financial position, because such information has not previously been made publicly available and, to the best of our knowledge, will not be required to be made public by any other government or regulatory authority, and because such group results are not currently publicly available from any other source, we believe we meet the test the Securities and Exchange Commission relies upon in determining whether disclosure of otherwise confidential information would likely cause us substantial harm to our competitive position, and therefore we are not required to disclose specific quantitative performance-related factors with respect to these group results in our proxy statements. See National Parks & Conservation Ass’n v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974); see also National Parks & Conservation Ass’n v. Kleppe, 547 F.2d 673, 682-83 (D.C. Cir. 1976) (no actual adverse effect on competition need be shown in determining whether disclosure of information under the Freedom of Information Act would cause substantial competitive harm to the person requesting confidential treatment); and Critical Mass Energy Project v. NRC, 931 F.2d 939 (D.C. Cir. 1991), vacated & reh’g en banc granted, 942 F.2d 799 (D.C. Cir. 1991), grant of summary judgment to agency aff’d en banc, 975 F.2d 871 (D.C. Cir. 1992).

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these responses to your comments or any other matter, please contact me at (262) 879-5517.

Very truly yours,

/s/ Charles W. Sprague
Charles W. Sprague Executive Vice President, General Counsel, Chief Administrative Officer and Secretary

cc:	Foley & Lardner LLP
Benjamin F. Garmer, III
John K. Wilson